EX: 16.1

March 19, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Cambridge Bancorp and subsidiaries (the Company) and, under the date of March 16, 2020, we reported on the consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 2019 and 2018, and the effectiveness of internal control over financial reporting as of December 31, 2019. On March 17, 2020, we were dismissed.  We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 19, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with Cambridge Bancorp’s statement the change was approved by the Audit Committee of the Board of Directors made in Item 4.01(a) and we are not in a position to agree or disagree with Cambridge Bancorp’s statements made in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP